UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires:February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response . 14.5

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

North American Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

657193207

(CUSIP Number)

Big Bend XI Investments, Ltd.

3401 Armstrong Ave.

Dallas, TX 75205

Attn:  Morton H. Meyerson

214/443-1900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Big Bend XI Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,011,917

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 20,011,917

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,011,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D amends the Schedule 13D/A filed on December 2, 2004 by Crestview Capital Master, LLC (“Crestview’’), Midsummer Investment Ltd. (“Midsummer’’), Islandia, L.P. (“Islandia’’), Rooster, L.P., Big Bend XI Investments, Ltd. (the “Company’’), HLTFFT LLC (“HLT’’), Richard Kiphart and Crestview Warrant Fund, L.P. This amended Schedule 13D is being filed by the Company only. The Stockholders Agreement by and among Sponsor Investments, LLC, Crestview, Midsummer, Islandia, the Company, HLT and Richard Kiphart, as described in the Schedule 13D/A filed on December 2, 2004, terminated on May 31, 2005.

Item 1.    Security and Issuer

This statement on Schedule 13-D relates to the common stock, $0.001 par value per share (the “Common Stock”), of North American Technologies Group, Inc., a Delaware corporation, which has its principal place of business at 14315 West Hardy Road, Houston, Texas 77060 (the “Company”).

Item 2.    Identity and Background

The person filing this Schedule 13-D is Big Bend XI Investments, Ltd., a Texas limited partnership, which has its principal place of business at 3401 Armstrong Ave., Dallas, Texas, 75205.  The general partner of Big Bend XI Investments, Ltd. is 2M Companies, Inc., a Delaware corporation with an address of 3401 Armstrong Ave., Dallas, Texas 75205.  2M Companies, Inc. is controlled by Morton H. Meyerson who is also the sole limited partner of Big Bend XI Investments, Ltd.  Mr. Meyerson disclaims beneficial ownership of the shares beneficially owned by Big Bend XI Investments, Ltd.

Item 3     Source and Amount of Funds or Other Consideration

On November 8, 2004, the Company, which is a Texas partnership, with its business address at 3401 Armstrong Avenue, Dallas, Texas 75205, entered into a Common Stock Purchase Agreement with Big Bend XI Investments, Ltd. and other investors.  Pursuant to this agreement and in consideration of $5,000,000, on November 12, 2004, Big Bend XI Investments, Ltd. purchased 17,892,473 shares of Common Stock and warrants to purchase 2,289 shares of Series CC Convertible Preferred Stock, which if converted into common stock would equate to 2,119,444 shares.  Big Bend XI Investments, Ltd. used its working capital provided by Mr. Meyerson to purchase these securities. The Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. The Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

Big Bend XI Investments, Ltd. acquired beneficial ownership of the shares of Common Stock for investment purposes.  Except as set forth above, Big Bend XI Investments, Ltd. does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  Notwithstanding the foregoing, Big Bend XI Investments, Ltd. may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.    Interest in Securities

The convertible preferred stock underlying the warrants, if converted, would equate to 2,119,444 shares of common stock. Thus, Big Bend Investments owns 22.2% of the outstanding common stock of North American Technologies Group, based upon 80,414,215 shares of common stock outstanding (total outstanding shares according to most recent 10-Q filing for North American Technologies Group, Inc.), or 24.9% of the outstanding common stock assuming that the warrants were exercised and the preferred stock was converted.  With respect to the shares and warrants, 2M Companies, Inc., as the general partner of Big Bend XI Investments, Ltd., has sole dispositive and voting power over the shares; however 2M Companies, Inc. disclaims beneficial ownership of the shares of Common Stock beneficially owned by Big Bend XI Investments, Ltd.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to Be Filed as Exhibits

 None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2006	BIG BEND XI INVESTMENTS, LTD.

/s/ Morton H. Meyerson
Morton H. Meyerson
Authorized Signatory